UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          Strategic Distribution, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.10
                         (Title of Class of Securities)


                                    862701208
                                 (CUSIP Number)


     Michael F. Devine III, 3220 Tillman Drive, Suite 200, Bensalem, PA 1902
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 14, 1999
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 862701208                                                 Page 1 of  3

--------------------------------------------------------------------------------
1)  Name of Reporting Persons
S.S. or I.R.S. Identification Nos. of Above Persons

         Formula Growth Limited - ("FGL")

--------------------------------------------------------------------------------

2)  Check the Appropriate Box If Either Is a Member of a Group
         (A)(X)
         (B)( )
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds                                                    OO

--------------------------------------------------------------------------------
5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization                      Canada

--------------------------------------------------------------------------------
                           7)  Sole Voting Power                       0
Number of
Shares
                           -----------------------------------------------------
Beneficially               8)  Shared Voting Power                     2,200,000
Owned by
Each
                           -----------------------------------------------------
Reporting                  9)  Sole Dispositive Power                  0
Person With

                           10)  Shared Dispositive Power               2,200,000

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  FGL 2,200,000
--------------------------------------------------------------------------------
12) Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ( )

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                     7.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person

                                            CO

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.10 ("Common Stock"), of Strategic Distribution, Inc., a Delaware corporation with principal executive offices at 3220 Tillman Drive, Suite 200, Bensalem, Pennsylvania 19020("Strategic"). As of March 29, 1999, Strategic principal executive officers included Andrew M. Bursky, John M. Sergey, Michael F. Devine, Jeffery O. Beauchamp and David L. Courtright.

Item 2.  Identity and Background

(a) This statement is filed by Formula Growth Limited, a Canadian corporation ("FGL"), which manages and controls Formula Growth Fund, a Canadian mutual fund ("FGF"), and Formula Unit Trust, a Canadian mutual fund ("FUT"). FGF and FUT bought shares of Strategic's Common Stock underlying this schedule. FGL's directors are John W. Dobson, Randall W. Kelly, Bette Lou Reade, Ian Soutar, Stuart Cobbett, Roger De Serres, Drummond Birks, Scott Taylor, Morris Godel, and Jacques Tetrault. FGL's executive officers are Randall W. Kelly, Bette Lou Reade, Rene Catafago, Kimberly Holden, John Liddy, Ian Soutar and Stuart Cobbett.

(b) The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7.

(c) The principal business of all entities described herein is investment management.

(d) None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years none of the entities described herein were parties to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

FGF paid US$4,101,002 for 1,023,000 shares of Strategic while FUT paid US$4,979,651.78 for 1,177,000 shares. These shares were purchased in many different transactions over a period of more than three years. FGF and FUT are Canadian mutual growth funds each with approximately 800 different investors. Monies contributed by such investors constitute the consideration used in making these purchases.

Item 4.  Purpose of Transaction

FGF and FUT have acquired shares in Strategic as passive portfolio investments. No other motives, plans or proposals underlie this transaction.

In their role as investment advisors and investment managers, FGF and FUT possess both voting and investment power over the securities of the Issuer described in this schedule that are owned by the Portfolios. All securities reported in this schedule are owned by the Portfolios, and Dimensional disclaims beneficial ownership of such securities.

All Securities reported in this schedule are owned by advisory clients of FGF and FUT, no one of which to the knowledge of FGF and FUT owns more than 5% of the class. FGF and FUT disclaim beneficial ownership of all such securities.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by FGF and FUT may be found in rows 11 and 13 of the cover page.

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each other person named in Item 2 may be found in rows 11 and 13.

(b) Each person identified in the paragraph (a) has shared power to vote or direct the vote of all shares described in paragraph (a).

(c) No transactions in the class of securities reported on other than those described in paragraph (a) were effected during the last sixty days by the persons named in response to paragraph (a).

(d) No other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts arrangements, understandings or relationships exist with respect to the securities of the issuer.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 1999

                                         Formula Growth Limited

                                         /s/ Rene Catafago

                                         Rene Catafago, Executive Vice President